October 19, 2010

Board of Directors
Torvec, Inc.
1999 Mount Read Blvd.
Building 3
Rochester, New York 14615
ATTN: G. Siconolfi, Chairman

Dear Mr. Siconolfi:

Due to the desire of our new CEO Mr. Richard A. Kaplan, to shape the Torvec Board of Directors as he feels necessary for the Company’s future success, I have decided to retire from the board of directors of Torvec, Inc., and from the board committees of which I am a member, effective as of your receipt of this letter. While I personally do not want to leave the Company, I agree with Mr. Kaplan’s objective and am willing to retire to help him achieve those goals.

I have enjoyed working with the Gleasman family over the past 24 years to promote the incredible portfolio of invention created by Vernon Gleasman and his sons. That portfolio, as we all of course know, was the basis of founding Torvec 14 years ago and the reason we all have believed it would become a commercial success. Over that time, I have tried to further that objective as Torvec Chairman, Secretary, and Board member. I sincerely hope that those of you who remain with the Company will succeed in reaching the goal of commercializing Torvec’s technology that we all have been striving for so long.

I will continue to be available to Torvec for consultation, if requested, and will continue to follow the Company’s progress.

I wish the Company all the success it so greatly deserves.

Sincerely,

Herbert. H. Dobbs, Ph.D., P.E., FSAE, FSME
Colonel, USA (Retired)